Exhibit 99.5

ParcelPal Logistics Inc. Reports Record Second Quarter 2023 Results Highlighted by All-Time Record Margins, a Near Company-Wide Breakeven Bottom Line and Significant Revenue Growth

Vancouver, British Columbia – August 29, 2023 – ParcelPal Logistics Inc. (the “Company” or “ParcelPal”), (OTCQB:PTNYF) (CSE:PKG) (FSE:PT0A) is pleased to announce its record Q2 2023 financial results highlighted by revenue growth of 17% (to approximately $2.9M), record gross margins of 27% and a 92% decrease in net loss (from $1.4M in Q2 2022 to $110K in Q2 2023).  It is important to note that this was our largest Q2 of gross revenue and highest ever gross margins, and our fourth largest quarter of gross revenues in the history of the Company, with the largest being Q4 2022 (which was $3.4M).  Additionally, it is important to remember: the back half of our year is when the Company has traditionally generated the lion’s share of its revenue, and we anticipate this trend to continue from years past.  It is very possible that with additional operational efficiencies that we have been implementing, one or both of the two final quarters of 2023 will be fully profitable.  Simply, this is substantial and very positive operational progress.

Overview

In Q2 2023, the Company achieved its fourth largest quarter of revenue ever, which was driven by revenue growth of 17% to approximately $2.9 million (up from $2.5 million in Q2 2022).  Our gross margins for Q2 were a record 26.9% (compared to 23.4% in Q2 2022).  Additionally, the Company had a net loss of only $110,379 compared to Q2 2022 which was $1,438,648 (a 92% decrease in net loss). It is important to note that approximately $300K of non-cash related items, such as amortization and one-time share issuances drove the small net loss in Q2 2023.

We are very pleased with the positive trends in our business operations in the United States, which became profitable beginning in June 2023 and which we believe will continue to be profitable moving forward.

Our revenue growth and continued record margins are, in large measure, driven by our expansion into the United States, which is the world’s largest consumer market, combined with improved operating efficiencies.

ParcelPal’s CEO Rich Wheeless stated:  "The business side of the Company has never been in a better position than it has been under my three and a half year tenure, despite what has been a volatile economy.  We hit another major milestone with the United States side being fully net profitable for the full 2nd quarter across all divisions for the first time in the history of the Company, which we believe will continue moving forward.  I also note that we, as a publicly traded company, have been operating in an extremely challenging stock market for small and microcap stocks. These broader market conditions have negatively affected our stock price, and the intrinsic market value of our Company has not been recognized.  We fully intend to bring this positive growth and expansion story more fully to the market to attain greater shareholder value.  Despite these headwinds, we have expanded and achieved record growth and I am extremely excited about the additional opportunities that are in front of us, which I believe will allow us to continually expand the business on a profitable basis, and I look forward to getting our Canadian operations fully profitable in the near term.”

Q2 2023 Financial Highlights:

June 30, 2023 compared to June 30, 2022 - Financial Highlights:

•
Record revenue in Q2 2023 and growth of 17% to $2,919,785 (up from $2,505,663 in Q2 2022). This represents the Company’s fourth largest revenue quarter since inception (Q4 2022 of $3.4M was the largest revenue quarter ever).

•	Record gross margins in Q2 2023 of 26.9% (up from 23.4% in Q2 2022).

•	Management and director fees decreased to $161,997 (Q2 2022 - $321,849) due to lower fees to directors and officers issued in Q2 2022.

•	Marketing and promotion decreased to $nil in Q2 2023 (Q2 2022 - $117,497) as the Company focused on increasing operational efficiencies and reducing corporate spending.

•	Office and miscellaneous expenses decreased to $219,154 (Q2 2022 - $307,628) as the Company undertook additional cost cutting measures in an effort to conserve cash and focus on operational growth.

•	Cash of $219,900 at June 30, 2023 compared to $76,661 at December 31, 2022, and vehicles and right-of-use assets of $413,109 compared to $507,669 at December 31, 2022.

•
During the quarter ended June 30, 2023, the Company’s U.S. Operations turned net positive, and the Company’s overall (including Canadian operations) net loss was only $110,379 (compared to $1,438,648 in Q2 2022).

•	Net cash flows used in operating activities decreased to $46K for the six months ended June 30, 2023 from $678K for the six months ended June 30, 2022.

Subsequent to the period ended June 30, 2023, a few notable events occurred, including:

•	On July 17, 2023, the Company announced that beginning in June 2023, its U.S. operations were fully profitable for the first time ever, and we anticipate that to continue moving forward.

•	On July 26, 2023, the Company announced that it added eight late model (newer and mixed size, including larger) vehicles to its FedEx fleet to address its increased business demands.

Outlook

The Company's strategic priorities for the remainder of fiscal 2023 include:

•	Continued improvement in operating performance, and continued development and reintroduction of our new and improved technology platform.

•	Building an exceptional and world-class brand with a focus on signing additional quality partners.

•	Using data, technology, and inbound selling to ramp up sales and revenue generation.

•
Continued expansion into large markets in Canada, with a focus on reaching net profitability in Canada and further expanding throughout the United States markets, including with new higher margin customer contracts and/or additional regions.

The Company's complete quarterly financial results are available in its unaudited Financial Statements and Management's Discussion and Analysis for the quarter ended June 30, 2023, each of which have been filed with Canadian and United States securities regulatory agencies, and can be found respectively at www.sedarplus.ca and www.sec.gov.

The company looks forward to providing additional material updates in the coming weeks.

About ParcelPal Logistics Inc.

ParcelPal is a Vancouver, British Columbia based company that specializes in last-mile delivery service and logistics solutions. We are a customer-driven, courier and logistics company connecting people and businesses through our network of couriers in major Canadian cities including Vancouver, Calgary, and Toronto, as well as in the western region of the United States.  Some of our verticals include pharmacy & health, meal kit deliveries, retail, groceries and more.

ParcelPal Website: www.parcelpal.com

Neither the Canadian Securities Exchange (“CSE”), the Securities and Exchange Commission nor any other securities regulatory authority has reviewed or accepts responsibility for the adequacy or accuracy of this news release that has been prepared by management.

OTCQB – Symbol: PTNYF
CSE – Symbol: PKG
FSE – Symbol: PT0A

Contact Information

Investor Contact

investors@parcelpal.com
T: (587) 883-9811

Company Contact

Rick Underhill, Director of Investor Relations
ParcelPal Logistics Inc.
investors@parcelpal.com
T: (587) 883-9811

Forward-Looking Information

This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should” or “would” occur. Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation: general business, economic and social uncertainties; litigation, legislative, environmental, and other judicial, regulatory, political, and competitive developments; and other risks outside of the Company’s control.

Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. These forward-looking statements are made as of the date of this news release and, unless required by applicable law, the Company assumes no obligation to update these forward-looking statements.